Exhibit 21.1

Subsidiaries of Matterport, Inc.

Legal Name	Jurisdiction of Incorporation
Matterport Operating, LLC	Delaware
Matterport (UK) Sales Ltd.	United Kingdom and Wales
Matterport Pte. Ltd.	Singapore
Enview, LLC	Delaware
Matterport Japan K.K.	Japan
Matterport B.V.	Netherlands